EXHIBIT 12.1

ONEOK, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30,
(Unaudited)	2004		2003
	(Thousands of dollars)
Fixed Charges, as defined
Interest on long-term debt	$69,059		$70,365
Other interest	2,041		4,104
Amortization of debt discount and expense	2,785		4,049
Interest on lease agreements	6,459		7,110

Total Fixed Charges	80,344		85,628

Earnings before income taxes and undistributed income from equity investees	234,820		249,174

Earnings available for fixed charges	$315,164		$334,802

Ratio of earnings to fixed charges	3.92	x	3.91	x

For purposes of computing the ratio of earnings to fixed charges, “earnings” consists of income before cumulative effect of a change in accounting principle plus fixed charges and income taxes, less undistributed income for equity investees. “Fixed charges” consists of interest charges, the amortization of debt discounts and issue costs and the representative interest portion of operating leases.